Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation
Commission File No. 001-11001

Hi Everyone,

Today we announced a truly transformational event for Frontier: An agreement to acquire 4.8 million Verizon access lines in 14 states.  Upon completion of the transaction, Frontier will be the largest pure-rural communication services company and the fifth largest ILEC in the country. We will operate in 27 states, have 16,000 employees, and serve 8.6 million access lines and broadband connections.

We’re acquiring operations that are a great fit with our current business.  We will expand our presence in Arizona, California, Idaho, Illinois, Indiana, Michigan, Nevada, Ohio, Oregon, West Virginia and Wisconsin.  We’ll become a new and important provider in North Carolina, South Carolina and Washington state. We will improve our balance sheet and create greater cash flow generation capabilities.  We’ll be well positioned for future investments in new products, technologies and acquisitions.

The transaction is subject to the approval of Frontier’s shareholders and the satisfaction of customary closing conditions, financing, and regulatory approvals.  There’s a lot to do – but our basic business must be our top priority.

Our integration transition team will be led by Todd Wells. Verizon is also dedicating resources to this transition.  Our two teams share an objective: A seamless transition for customers and employees.

After we cross the finish line in the next 9-12 months, we will roll out our Frontier go-to-market operating model.  By investing in and improving the mix and quality of services currently offered to Verizon’s customers, and building upon our strong reputation for customer focus and service delivery, we believe we can significantly increase our revenues and profitability.  We believe the Verizon operations we are acquiring, which include 1.0 million High-Speed customers and 2.2 million long-distance customers, provide ample opportunity for growth, especially in customer retention, broadband penetration and market share of high-value bundles.

We expect this to be a smooth transition for Verizon customers since Verizon is spinning these 14 states into a separate stand-alone entity that will be operationally independent of Verizon.  This entity will include a separate Information Technology Data Center that will support the Verizon systems and third-party IT systems.  This structure eliminates our need to immediately convert most of the billing and IT systems.  Instead, we can manage change with the customer at the center of our decisions.  As opportunities to maximize operational efficiencies arise, we will take advantage of them as well.

Over the coming months, we will be introducing ourselves to our new employees, customers and to the new communities we will serve.  I know they will all respond positively to our local manager model and investment strategy that puts decision making closer to the customer and provides competitive products to the markets we serve.

Until the transaction closes, we will remain separate companies and will continue to operate independently.  When you have the opportunity to meet your new colleagues, I know you will make them feel welcome.  You may know many of them already, since most of the properties were once owned by GTE, and we have acquired many GTE properties over the years.

This is a tremendous day for our company and for every employee committed to a New Frontier.  This acquisition is an extremely positive and important step for our existing customers, for the communities we serve, and for our employees and shareholders.

As we continue integration planning, more information will be shared with all of you.  In the interim, if you have any questions or concerns, please do not hesitate to ask your supervisor or a member of our Human Resources team.  We will add a site link on the home page of the Link for Frequently Asked acquisition Questions.

Thank you for all you do to make our Company a success.  Our collective achievements have made today’s announcement possible, and I want to express my gratitude to our Board of Directors and to the management team for their hard work on this acquisition.  Let’s stay focused on:

■	Keeping existing customers
■	Bringing on new customers and WIN BACKS, and
■	Selling innovative products and bundles.

This is The New Frontier!

Sincerely,

Maggie

Maggie Wilderotter
Chairman and CEO
Frontier Communications
3 High Ridge Park
Stamford, CT 06905
maggie.wilderotter@frontiercorp.com
203-614-5099
203-614-4627-Fax

I can help you!

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements speak only as of the date of this communication and are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: reductions in the number of our access lines and high-speed internet subscribers; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectibility of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation, including potential changes in state rate of return limitations on our earnings, access charges and subsidy payments, and regulatory network upgrade and reliability requirements; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt; adverse changes in the credit markets and/or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability and/or increase the cost of financing; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning in 2010, at the earliest; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; our ability to pay a $1.00 per common share dividend annually, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of significantly increased cash taxes in 2009 and thereafter; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission (SEC), including our reports on Forms 10-K and 10-Q.  There also can be no assurance that the proposed transaction will in fact be consummated.  We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find it

This communication is not a substitute for the prospectus/proxy statement Frontier will file with the SEC.  We urge investors to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by Frontier with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention:  Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of Frontier is set forth in the proxy statement for Frontier’s 2009 annual meeting of stockholders filed with the SEC on April 6, 2009.

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